April 11, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: John P. Nolan

Senior Assistant Chief Accountant

Re:	First Financial Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 21, 2014

File No. 000-7674

Ladies and Gentlemen:

The purpose of this letter is to provide a detailed response to the comments contained in the Commission’s letter, dated April 1, 2014, to First Financial Bankshares, Inc. (the “Company”). For convenience of reference, we have included in italics each of the staff’s comments followed by the Company’s corresponding response to each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Asset Quality, page 43

1.	We note you disclose that restructured loans whose interest collection, after considering economic and business conditions and collection efforts, is doubtful are included in non-accrual loans. Based on the information in Table 7, it would appear that you have determined that all restructured loans for the last five years are included in the non-accrual category reflecting your belief that interest collection is doubtful, etc. Please tell us the criteria you used to determine that interest collection is doubtful for each restructured loan during the last five years and provide specific facts and circumstances if they are crucial in determining how management makes this determination. For example, please explain whether any or all of these restructured loans were not performing in accordance with their modified terms and under what circumstances would management make the determination to reclassify them to a non-accrual status, etc. We may have additional comment upon receipt and review of your response.

Response:

Consistent with ASC 310-40, Receivables – Troubled Debt Restructuring by Creditors, the Company recognizes a troubled debt restructure (“TDR”) when the Company, for economic or legal reasons related to a borrower’s financial difficulties, grants a concession to the borrower that would not normally be considered. Regardless of the form of concession granted, the Company’s objective in offering a TDR is to increase the probability of repayment of the borrower’s loan. However, by agreeing to a TDR, the Company is not assured that it will recover in full the principal and interest contractually due on that loan. The Company strives to strike a balance between providing a level of concession that would allow a borrower to perform successfully under the terms of the TDR while maximizing the Company’s return.

As indicated in the staff’s comment, the Company included all TDR loans as nonaccrual as of December 31, 2013 and for the periods presented in Table 7 of the Company’s Form 10-K (“Table 7”). The Company’s TDRs have primarily related to commercial and real estate loans that were considered impaired and were classified as nonaccrual prior to restructure and remained on nonaccrual subsequent to restructure. For all impaired loans, including the Company’s TDRs, the Company performs a periodic, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment to assess the likelihood that all principal and interest payments required under the terms of the agreement will be collected in full. When doubt exists about the ultimate collectability of principal and interest, the TDR remains on non-accrual status and payments received are applied to reduce principal to the extent necessary to eliminate such doubt. This determination of accrual status is judgmental and is based on facts and circumstances related to each individually evaluated impaired loan, which includes TDRs. As a bank holding company for a national bank, the Company also considers the interpretations of accounting guidance issued by the Office of the Comptroller of the Currency in its Bank Accounting Advisory Series.

The criteria utilized by the Company to access collectability included, but was not limited to:

•	economic and business conditions;

•	past due status/collection status;

•	borrower’s financial condition, including cash flow information;

•	the collateral dependence of the loan(s);

•	past history with borrower;

•	bankruptcy status, if any;

•	charge-off history, if any; and

•	specific facts and circumstances of the borrower (each situation is generally different).

While certain of the TDRs have performed under the terms of the TDR, the Company continues to assess the collectability, pursuant to the criteria discussed above, in its determination of reclassifying the TDR from non-accrual to accrual. At December 31, 2013 and each period presented in Table 7, the Company believed that doubt existed on the collectability of principal and interest of the Company’s TDRs and therefore the Company classified the TDRs as non-accrual.

Notes to Consolidated Financial Statements

Note 3. Loans and Allowance for Loan Losses, page F-16

2.	We note that your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Response:

The Company confirms that the classes of loans presented in Note 3, Loans and Allowance for Loan Losses, beginning on page F-16 of the Company’s Form 10-K, are at the level management uses to assess and monitor the risk and performance of the loan portfolio. The Company also acknowledges that its portfolio segments and classes of financing receivables for purposes of providing the disclosures required by ASU 2010-20 are the same.

As the Commission is aware, the Company is a $5.2 billion bank holding company with 60 bank locations primarily in rural Texas. As such, the Company operates as a community bank and segregates its loan portfolio in the four classes presented in Note 3 in (i) its general ledger and loan trial balance, (ii) its monthly, quarterly and annual internal reporting and (iii) its board and loan committee reports. The Company’s board of directors and management monitor and review the Company’s classified loans, non-accrual loans and past due reports at the four classification levels disclosed in the Form 10-K.

The accounting literature defines the portfolio segment as the level at which a creditor develops and documents a systematic methodology to determine its allowance for loan losses. The accounting literature defines the class of financing receivables as the level of information that enables users of financial statements to understand the nature and extent of exposure to credit risk arising from financing receivables. The literature further says that classes should be disaggregated to the level that an entity uses when assessing and monitoring the risk and performance of the portfolio for various types of receivables.

In light of the Commission’s comment, the Company has re-evaluated the guidance in paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22. Based on this analysis, the Company concluded that further disaggregation is not necessary. In reaching its conclusion, the Company considered paragraph 310-10-55-22 which says that a “creditor must strike a balance between obscuring important information as a result of too much aggregation and over burdening financial statements with excessive detail that may not assist financial statement users to understand the entity’s financing receivables and allowance for credit losses.” The Company believes that the classes presented in its disclosures strike the balance prescribed by the guidance and disclose at a class level those classes of financing receivables that management uses to assess and monitor the risk and performance of the Company’s loan portfolio.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Exchange Act filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss this response with you in order to address any further questions or concerns. Please call the undersigned at (325) 627-7167 to arrange a discussion.

Sincerely,

/s/ J. BRUCE HILDEBRAND

J. Bruce Hildebrand

Chief Financial Officer